ADMINISTRATIVE & OPERATING

SERVICES AGREEMENT

The MP63 Fund, Inc.

This Agreement is made and entered into as of the __ day of __________, 2005, by and between The MP63 Fund, Inc., a Maryland corporation (the “Fund”), and The Moneypaper Advisor, Inc., a New York corporation (hereinafter referred to as “Manager”).

WHEREAS, the Fund is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”), and authorized to issue shares representing interests in the following series:

The MP63 Fund, Inc  (the “Fund”); and

WHEREAS, Manager previously has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with the Fund, dated March 1, 1999 for the provision of investment management services to the Portfolio; and

WHEREAS, pursuant to Section 6 of the Advisory Agreement, Manager may provide services to the Fund that fall outside the scope of investment advice, Manager shall be entitled to be reimbursed for the costs of providing such services, which include the proportionate share of the salaries of the people providing those services, as well as overhead; and

WHEREAS, the Fund and the Manager desire to enter into an agreement separate and apart from the Advisory Agreement for the provision of services to the Fund for a stated compensation in lieu of requiring Manager to seek reimbursement in accordance with Section 6 of the Advisory Agreement.

“To the extent the services for which the Fund is obligated to pay are performed by the Adviser, the Adviser shall be entitled to recover from the Fund to the extent of the Adviser’s actual cost for providing such services. In determining the Adviser’s actual costs, the Adviser may take into account an allocated portion of the salaries and overhead of personnel performing such services.”

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Fund and Manager agree as follows:

1.

Obligations of Manager

(a)

Services.  The Fund hereby retains Manager to provide, or arrange for others to provide, services to the Fund in the manner and to the extent that such services are reasonably necessary for the operation of the Portfolio (collectively, the “Services”) and are not provided by other parties pursuant to other written agreements between the Fund and such parties.  Examples of such services include, but are not limited to:

1.

Preparation of reports describing the operations of the Fund, including the costs of providing such reports to those who request such information—including inquiries from news organizations, governmental bodies including the SEC, fund lawyers, accountants, and distributors.

2.

Sub-accounting and record keeping services. This includes a daily calculation to establish the reasonableness of the fund accounting as provided by the Administrator.

3.

Updating a monthly P&L statement independent of the Administrator’s accounting.

4.

Executing broker/dealer functions on a daily basis. Providing details of these transactions to the Advisor, to the Administrator, and the Custodian Bank. Daily access to the Depository Trust Company for efficient settlement of transactions.

5.

Shareholder communication services, including the costs of designing and preparing shareholder documents and production-related services, including competitive pricing.

6.

Mailing-list formatting (and programming when needed) and mail room services.

7.

Management and responses to shareholder inquiries.

8.

Design and maintenance of shareholder web site.

9.

Programming to facilitate shareholder communications via the Internet.

10.

Negotiating with fund service providers—including legal, accounting, transfer agency, and banking.

11.

General Administrative work, including verifying and authorizing expenses for the Fund and ongoing involvement in compliance issues related to the Fund.

12.

Such other services as may be required by the Fund from time to time, at the agreement of the parties to this Agreement.

(b)

Staff and Facilities.  Manager assumes and shall pay for maintaining the staff, personnel, space, equipment and facilities necessary to perform its obligations under this Agreement. However, nothing in this Agreement makes it necessary for the Manager to continue to provide such services should it no longer be feasible to do so under the terms of this Agreement.

(c)

Limitation: This Agreement assumes approximately the current level of assets and does not preclude the Manager from seeking additional compensation, if and when assets are sufficient to fully compensate Manager for expenses.

2.

Obligations of the Fund

Fee.  For its services to the Fund and portfolio under this Agreement, the Fund will pay Manager a flat fee of seven thousand five hundred dollars per month.  The Fund will reimburse Manager for reasonable out-of pocket expenses related to the provision of the Services.

3.

Term.   This Agreement shall remain in effect until terminated by either party.  Either party may terminate this Agreement at any time upon 60 days written notice to the other party.

4.

Notices. Except as otherwise provided in this Agreement, any notice or other communication required by or permitted to be given in connection with this Agreement will be in writing and will be delivered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If to the Fund:

 If to the Adviser:

The MP63 Fund, Inc.

Moneypaper Advisors Inc

c/o Mutual Shareholder Services

555 Theodore

Fremd

Ave. Suite B-103

8869 Brecksville Rd, Suite C

Rye, NY 10580

Brecksville, Ohio44141

Attn:  Vita Nelson

Attn:  Greg Getts

President

Administrator

5.

Choice of Law  This Agreement shall be construed in accordance with the laws of the State of New York, without regard to any conflict of law provisions of that jurisdiction.  To the extent that the laws of New York conflict with any applicable federal law governing the services to be provided pursuant to this Agreement, such federal law shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

The MP63 Fund, Inc., INC.

Moneypaper Advisor Inc.

_______________________________

_____________________________

By: Vita Nelson

By: Vita Nelson

Its:  President

Its:  President